U.S. SE MMISSION

04017202

... PAGE

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-45411

REPORT FOR THE PERIOD BEGINNING 11/1/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RBC Dain Rauscher Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Dain Rauscher Plaza
60 South Sixth Street

(No. and Street)

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

RECD S.E.C.
AUG - 5 2004

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah J. Kermeen (612) 371-7995
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

120 South Sixth Street	Minneapolis	MN	55402
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Zoe Ann Hines, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Stephens Inc., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SENIOR VICE PRESIDENT
Title

Subscribed and sworn
to before me
this 24 day of Feb 2004

Rebecca D Burgess
Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [ ] (c) Statement of operations.
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors (not applicable).
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3. (not applicable)
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation (not applicable).
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report (not required).
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal accounting control).
- [ ] (o) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5 (not applicable).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(a)(3).

NOTARY PUBLIC

RBC Dain Rauscher Inc.

(SEC I.D. No. 8-45411)

Consolidated Statement of Financial Condition and Supplementary Schedules as of October 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

RBC DAIN RAUSCHER INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Lisa A. Ferris, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to RBC Dain Rauscher Inc. and subsidiaries for the year ended October 31, 2003, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Lisa A. Ferris
Executive Vice-President and Chief Operating Officer

Subscribed to before me this
23rd day of December, 2003.

Notary Public

SARA J. RASMUSSEN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2005

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397 4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
RBC Dain Rauscher Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of RBC Dain Rauscher Inc. and subsidiaries (the "Company") as of October 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Dain Rauscher Inc. and subsidiaries at October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statement, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statement taken as a whole.

Deloitte & Touche LLP

December 22, 2003

RBC DAIN RAUSCHER INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003
(In thousands, except share and per share information)

ASSETS

Cash and cash equivalents (Note 2)	$ 146,188
Receivable from customers (Note 2)	1,321,027
Receivable from brokers, dealers and clearing organizations (Note 3)	131,733
Securities borrowed (Note 3)	556,070
Securities purchased under agreements to resell (Note 2)	251,549
Trading securities owned, at market value (Notes 2 and 4)	857,813
Equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $28,615 (Note 2)	30,045
Other receivables (Note 2)	161,530
Income taxes deferred (Notes 2 and 14)	75,612
Goodwill (Note 2)	142,560
Other assets	26,012
Total assets	$ 3,700,139

LIABILITIES AND SHAREHOLDER'S EQUITY

Drafts payable	$ 109,496
Payable to customers (Note 2)	813,009
Payable to brokers, dealers and clearing organizations (Note 3)	139,040
Securities loaned (Note 3)	684,251
Securities sold under repurchase agreements (Note 2)	289,605
Trading securities sold, but not yet purchased, at market value (Notes 2 and 4)	285,518
Accrued compensation	332,828
Income taxes payable (Notes 2 and 14)	20,594
Borrowings from affiliate (Note 6)	100,000
Payable to Parent and affiliates, net (Note 11)	17,095
Other accrued expenses	108,175
	2,899,611
Liabilities subordinated to claims of general creditors	240,000
	3,139,611
Shareholder's equity:	
Common stock ($.125 par value, 100,000 shares authorized, issued and outstanding)	13
Additional paid-in capital	302,250
Accumulated other comprehensive income	7,993
Retained earnings	250,272
	560,528
Total liabilities and shareholder's equity	$ 3,700,139

The accompanying notes are an integral part of this consolidated statement of financial condition.